SHIN CORPORATION

December 3, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop :
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 107/2003**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I) in November 2003.

  Date: December 3, 2003

- **Stock Exchange of Thailand Filing, SH 109/2003**

  Subject: Report on the results of the exercise of warrants to purchase ordinary shares of Shin Corporation Plc. No.4/2003 (SHIN-W1).

  Date: December 3, 2003

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

12/17

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 3, 2003

SH 107/2003

December 3, 2003

Subject: Report on the results of the exercise of warrants (ESOP Grant I) in November 2003

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered 29,000,000 units of warrants to purchase the Company's ordinary shares to directors, employees, and advisors of the Company (ESOP Grant I) on March 27, 2002. The exercise date will be made within the last five business days of every month between 9.00 a.m. and 4.00 p.m., The exercise date of November was between November 24 - 28, 2003. The summary of terms and conditions of warrants are as follows;

Exercise Ratio	: 1 warrant per 1 ordinary share
Exercise Price	: Baht 17.80 per share
Maturity of warrants	: 5 years from the first date of the issuance and offering of warrants.
Number of ordinary shares reserved for warrants	: 29,000,000 shares

The Company would like to report the results of the exercise of warrants (ESOP Grant 1) in November 2003, as follows;

The number of exercised warrants	: 324,500 units
The number of remaining unexercised warrants	: 26,952,500 units

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 3, 2003

SH 109/2003

December 3, 2003

Subject: Report on the results of the exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 4/2003 (SHIN-W1)

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered 200 million units of warrants to purchase ordinary shares of the Company (SHIN-W1) to general public during May 20-22, 2002. The warrants can be exercised on the last working day of February, May, August, and November. The first exercise date is on August 30, 2002 and the last exercise date is fixed on May 21, 2007. The exercise ratio is 1 unit of warrants for 1 ordinary share, at the price of Baht 20.50

The Company would like to report the results of the exercise of warrants No. 4/2003 which can be exercised on November 28, 2003, as follows :

The number of exercised warrants	-None-
The number of remaining unexercised warrants	-200 million units